News Release

Burcon JV, Merit Functional Foods Launches New Peazazz C Pea Protein Ingredient

Peazazz C Offers Exceptional Solubility and Unparalleled Smooth Creamy Texture

Vancouver, British Columbia, July 21, 2022 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, is pleased to announce that its joint venture company, Merit Functional Foods Corporation ("Merit") has launched its newest protein ingredient, Peazazz C™ pea protein, a uniquely different pea protein that enables a smooth, grit-free texture in ready-to-drink ("RTD") beverages.

Through an innovative proprietary process, Merit introduces Peazazz C™, a high purity pea protein that offers exceptional taste and solubility, with the ability to create a smooth creamy texture without the chalkiness often associated with plant-based beverage applications. Peazazz C™ has low viscosity allowing food formulators to achieve a smooth, pleasant texture without sedimentation even at higher, double-digit protein inclusion levels.

"Plant-based beverages is one of the largest categories in the plant-based market.  The launch of this differentiated pea protein ingredient couldn't have come at a better time when food formulators are actively seeking better ingredients to improve their formulations," said Peter H. Kappel, Burcon's interim CEO and Chairman of the board, adding, "We expect that producing and selling Peazazz C™ can support Merit in increasing its market penetration in the protein ingredients space."

Peazazz C™ is produced from yellow field peas that are Canadian-grown and produced with full traceability back to the farm, giving plant-based food and beverage brands a trusted source of plant protein.  Peazazz C™ also has the ability to support low sodium claims in high protein applications, offering a healthier plant protein option.

"Consumers trying plant-based applications such as RTD beverages are often noticing a gritty texture, with sediment accumulated at the bottom of the bottle," Merit's Co-CEO Ryan Bracken said. "Peazazz C™ is the solution formulators have been looking for to solve this common issue. With its high solubility and low viscosity, it has the functionality that formulators need to deliver an optimal sensory experience."

For more information on Merit's innovative pea protein ingredients, please visit Merit's website here.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the execution of definitive documentation with respect to the Loan and drawdown of the Loan. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM